July 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed April 29, 2009
File No. 001-12040
Ladies and Gentlemen:

The purpose of this letter is to respond to the comments provided in your letter dated July 17, 2009, regarding your review of our response, dated July 8, 2009, to your letter, dated June 9, 2009 concerning the aforementioned filings.  For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.

Form 10-K for the Fiscal Year ended December 31, 2008

Comment 1:	General Please incorporate the applicable proposed disclosure in your next Form 10-Q.
Response:
We will incorporate in our next Form 10-Q, to the extent applicable and updated as appropriate, our proposed disclosure from our letter to you dated July 8, 2009.  Furthermore, our proposed disclosure in our July 8, 2009 letter, updated as appropriate, will be included in our next annual Form 10-K filing.

Comment 7:
Critical Accounting Estimates
Goodwill and Accounting for Business Combinations, page 43
We note your response to comment seven from our letter dated June 9, 2009. As previously requested, please expand your proposed disclosures to provide the following information:

• Explain how your historical growth rates were considered when determining the growth rates used in your projections.

• In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

• Whether or not you are aware of any reasonable changes in your assumptions that could result in a possible impairment charge.

Response:
In response to your comment, we have drafted proposed prospective disclosure to expand our discussion regarding our impairment testing policy for goodwill, which is attached as Exhibit A – Proposed Disclosure of Critical Accounting Estimates for Goodwill Impairment Testing.  In future filings, we will include the disclosure provided on Exhibit A (updated, as appropriate) in the Critical Accounting Estimates section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Furthermore, as of the date of this letter and based on our internal analysis, we are not currently aware of any possible impairment charge which could result from reasonable changes in our assumptions.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based on the comments you have provided.  Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Mr. Dean Suehiro
Mr. Kyle Moffatt
Mr. Scott Hodgon

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP

Exhibit A
Proposed Disclosure of Critical Accounting Estimates for Goodwill Impairment Testing
(proposed disclosure is provided using information for the year ended December 31, 2008 for illustrative purposes; underlined portions represent changes to existing disclosure)

Goodwill and Accounting for Business Combinations

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies.  Our goodwill included in our consolidated balance sheets as of December 31, 2008 and 2007 was $326.8 and $324.3 million, respectively.  The increase in our goodwill during 2008 was primarily the result of a hospice acquisition in our Inpatient Services segment.

SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) establishes the rules for the accounting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; however, they are subject to annual impairment tests as prescribed by the statement. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

The purchase price of acquisitions is allocated to the assets acquired and liabilities assumed based upon their respective fair values.  We engage independent third-party valuation firms to assist us in determining the fair values of assets acquired and liabilities assumed for significant acquisitions.  Such valuations require us to make significant estimates and assumptions, including projections of future events and operating performance.

Pursuant to SFAS No. 142, we perform our annual goodwill impairment analysis during the fourth quarter of each year.  A reporting unit is a business for which discrete financial information is produced and reviewed by operating segment management and provides services that are distinct from the other components of the operating segment and are reviewed at the division level.  For our Rehabilitation Therapy Services and Medical Staffing Services segments, the reporting unit for our annual goodwill impairment analysis was determined to be at the segment level.  For our Inpatient Services segment, the reporting unit for our annual goodwill impairment analysis was determined to be at one level below our segment level.  Our goodwill balances by reporting unit as of December 31, 2008 are (in thousands):

Inpatient Services – Healthcare facilities reporting unit	$314,729
Inpatient Services – Hospice services reporting unit	7,471
Rehabilitation Therapy Services segment	75
Medical Staffing Services segment	4,533
Total goodwill	$328,098

We tested impairment by comparing the net assets of each reporting unit to their respective fair values. We determine the estimated fair value of each reporting unit using a discounted cash flow analysis and other appropriate valuation methodologies.  The discounted cash flow model utilizes five years of projected cash flows for each reporting unit.  The projected financial results are created from critical assumptions and estimates based upon management’s business plan and historical trends while giving consideration to the global economic environment.  Determining fair value requires the exercise of significant judgments about appropriate discount rates, business growth rates, the amount and timing of expected future cash flows and market information relevant to our overall company value.  In addition, to validate the reasonableness of our assumptions, we utilized our discounted cash flow model on a consolidated basis and compared the estimated fair value to our market capitalization as of December 31, 2008.  Key assumptions in the discounted cash flow model are:

Business Growth Assumptions – In determining our projected Inpatient Services revenue growth rates for our discounted cash flow model, we focus on the two primary drivers: average daily census (ADC) and reimbursement rates. Key revenue inputs include historical ADC adjusted for known trends and current Medicare and Medicaid rates adjusted for anticipated changes at next renewal cycle. ADC trends have been reasonably constant within a narrow range and may be influenced over the long run by a number of factors, including demographic changes in the population we serve and our ability to deliver quality service in an attractive environment.  Generally long term care reimbursement rates are set annually by the payor. To estimate these rates, we evaluate the current reimbursement climate and adjust historical trends where appropriate. Significant adverse rate changes in any one year would cause us reevaluate our projected rates.  In recent years we have generated historical revenue growth of approximately 6% annually.  Expenses generally vary with ADC and have historically grown by approximately 4.2% to 4.5% annually.  Labor is the largest component of our expenses.  We consider labor market trends and staffing needs for the projected ADC levels in determining labor growth rates to be used in our projections. The projected growth rates used in our discounted cash flow model took into account the potential adverse effects of the current economic downturn on our projected revenue and expenses.

Terminal Value EBITDA Multiple – Consistent with commonly accepted valuation techniques, a terminal multiple for the final year’s projected results is applied to estimate our value in the final year of the analysis.  That multiple is applied to the final year’s projected earnings from continuing operations before interest, taxes, depreciation and amortization (“EBITDA”).

Discount Rate – Market conditions indicated that a discount rate of 15% was appropriate at December 31, 2008.  This discount rate is consistent with our overall market capitalization comparison.  We consistently apply the same discount rate to the evaluation of each reporting unit.

In the event a unit's net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit's fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value.  Based on the analysis performed, we determined there was no goodwill impairment for the years ended December 31, 2008, 2007 or 2006.

In order to analyze the sensitivity our assumptions have on our overall impairment assessment, we evaluated the impact that a hypothetical reduction in the fair value of a reporting unit would have on our conclusions.  To avoid having a goodwill impairment charge in any reporting unit, we will need to achieve at least 1.7% growth in our revenues and expenses without giving consideration to a control premium.

During 2008, we determined that the valuation allowance for net deferred tax assets related to our recent acquisitions should be reduced by $1.2 million, which decreased goodwill.